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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                          Darling International, Inc.
- -------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  237266101
- -------------------------------------------------------------------------------
                                (CUSIP Number)

                              Edwin H. Morgens
                     10 East 50th Street, New York, NY 10022
                                (212) 705-0500
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 11, 1996
- -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously riled a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not to be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 27 Pages
                        Exhibit Index Appears on Page 26

                                  SCHEDULE 13D

CUSIP No.   237266101                                        Page 2 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Phoenix Partners
    13-6272912
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York State
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   86,980 - See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               86,980 - See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      86,980
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.7%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      PN
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                        Page 3 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Betje Partners
    13-3118883
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York State
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   30,384 - See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               30,384 - See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,384
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .6%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      PN
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                        Page 4 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morgens Waterfall Vintiadis Investments N.V.
    None
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands Antilles
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   60,783 - See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               60,783 - See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      60,783
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.2%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      CO
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                        Page 5 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mogens Waterfall Income Partners
    13-2829306
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York State
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   77,729 - See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               77,729 - See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      77,729
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.5%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      PN
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                        Page 6 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners, L.P.
    13-3502415
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   466,940 - See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               466,940 - See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      466,940
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      PN
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                        Page 7 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners II, L.P.
    13-3553296
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   685,339 - See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               685,339 - See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      685,339
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.3%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      PN
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                        Page 8 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners III, L.P.
    13-3618702
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   481,979 - See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               481,979 - See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      481,979
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.3%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      PN
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                        Page 9 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners IV, L.P.
    13-3687058
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   300,123 - See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               300,123 - See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,123
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      PN
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                       Page 10 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Restart Partners V, L.P.
    13-3812417
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   50,000 - See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               50,000 - See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      50,000
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      PN
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                       Page 11 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Common Fund for Non-Profit Organizations
    13-7037968
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York State
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   147,037 - See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               147,037 - See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      147,037
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.8%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      PN
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                       Page 12 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MWV Employee Retirement Plan Group Trust
    13-3845507
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      WC
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York State
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   23,373 - See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               23,373 - See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,373
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .5%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      EP
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                       Page 13 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Phaeton International N.V.
    None
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      AF
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands Antilles
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0- See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0- See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      60,783
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.2%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      CO
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                       Page 14 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morgens, Waterfall, Vintiadis & Company, Inc.
    13-2674766
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      AF
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York State
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0- See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0- See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      238,204
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.6%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      CO
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                       Page 15 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Edwin H. Morgens
    ###-##-####
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      AF
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0- See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0- See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,410,667
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      46.7%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      IN
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   237266101                                       Page 16 of 27 Pages
- ------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bruce Waterfall
    ###-##-####
- ------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
- ------------------------------------------------------------------------------
3)  SEC USE ONLY


- ------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*

      AF
- ------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]

- ------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   17,000 - See Response to Item 5
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               17,000 - See Response to Item 5
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-

- ------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,404,294
- ------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]

- ------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      46.5%
- ------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

      IN
- ------------------------------------------------------------------------------
                      *SEE INSRUCTIONS BEFORE FILLING OUT!

Darling International, Inc.                                 Page 17 of 27 Pages
Schedule 13D                                                 September 18, 1994




Item 1.   Security and Issuer.
- -------   --------------------

          This Amendment No. 5 ("Amendment") amends the statement on Schedule 13D filed by the Reporting Persons (as defined below), with the Commission on September 8, 1994, as amended by Amendment No. 1 filed with the Commission on November 10, 1994, by Amendment No. 2 filed with the Commission on December 7, 1994, by Amendment No. 3 filed with the Commission on March 20, 1995 and by Amendment No. 4 filed with the Commission on April 10, 1995 (collectively, the "Statements") with respect to shares of common stock, par value $.01 per share ("Common Stock") and options to purchase the Common Stock ("Options"), of Darling International, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 251 O'Connor Ridge Blvd., Suite 300, Irving, Texas 75038. This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statements.

Item 2.   Identity and Background.
- -------   ------------------------

          This Amendment is filed jointly by (a) Phoenix Partners ("Phoenix"),
(b) Betje Partners ("Betje"), (c) Phaeton International N.V. ("Phaeton"), (d) Morgens Waterfall Vintiadis Investments N.V. ("MWV"), (e) Morgens Waterfall Income Partners ("MWIP"), (f) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall"), (g) Restart Partners L.P. ("Restart"), (h) Restart Partners II, L.P. ("Restart II"), (i) Restart Partners III, L.P. ("Restart III"), (j) Restart Partners IV, L.P. ("Restart IV"), (k) Restart Partners V, L.P. ("Restart V"), (l) MWV Employee Retirement Plan Group Trust ("MWV Plan"),
(m) The Common Fund for Non-Profit Organizations (the "Common Fund"), (n) Edwin
H. Morgens ("Morgens") and (o) Bruce Waterfall ("Waterfall" and together with the persons listed in paragraphs (a) through (n), the "Reporting Persons").

          MWV is a subsidiary of Phaeton. Phaeton is a controlling person of MWV by virtue of its ownership of 100% of the outstanding shares of MWV. Phaeton and MWV are Netherlands Antilles limited liability companies having their principal offices at 6 John B. Gorsiraweg, Willemstad, Curacao, Netherlands Antilles. The principal business of MWV is to invest in securities of United States issuers. Phaeton is a holding company which invests in MWV and companies with similar objectives.

          The sole Managing Director of Phaeton and MWV is Offshore Management Company N.V. ("Offshore"), a Netherlands Antilles

Darling International, Inc.                                 Page 18 of 27 Pages
Schedule 13D                                                 September 18, 1994


limited liability company having its principal office at 6 John B. Gorsiraweg, Willemstad, Curacao, Netherlands Antilles. The principal business of Offshore is to act as Managing Director of corporations domiciled in the Netherlands Antilles, and in that capacity to provide local management, administrative, clerical and accounting services similar to those which it provides to Phaeton and MWV. Phaeton and MWV do not have any officers other than Offshore.

          Phaeton and MWV have the following Board of Directors:

        Name                                 Address
        ----                                 -------

        Halvor Astrup                        Fearnley Group A/S
                                             35-38 Portman Square
                                             London W1HOEU, England

        Dr. M. Colyer Crum                   Harvard Business School
                                             Cambridge, Massachusetts

        Bassam Aburdene                      Capital Trust Ltd.
                                             49 Mount Street
                                             London WIY5RE, England

        Fred Arthur Rank Packard             Center 45
                                             45 London Wall
                                             London EC2, England

          Mr. Astrup, a citizen of Norway, is Vice Chairman of Fearnley Group and Chairman of Fearnley Finance Ltd., companies principally engaged in project development in the international shipping industry.

          Dr. Crum, a U.S. citizen, is a professor at the Harvard Business School, where he holds the James R. Williston Chair of Investment Management.

          Mr. Aburdene, a U.S. citizen, is a Managing Partner of Capital Trust Limited, a London-based financial services company which is jointly owned by United States and Middle Eastern institutions and investors.

          Mr. Packard, a British citizen, is a partner of Banco de Investimentos Garantia, a leading Brazilian investment bank.

          Phoenix, MWIP and Betje are New York limited partnerships having their principal address at 10 East 50th Street, New York,

Darling International, Inc.                                 Page 19 of 27 Pages
Schedule 13D                                                 September 18, 1994


New York 10022. The principal business of Phoenix, MWIP and Betje is to invest in securities of United States issuers. Morgens and Waterfall are (i) the general partners of MWIP and (ii) the managing members of MW Management LLC, which is the general partner of Phoenix. All of the information concerning Morgens and Waterfall is set forth below. Mr. Zanvyl Krieger is the general partner of Betje. The business address of Mr. Krieger is c/o Weinberg and Green, 100 South Charles Street, Baltimore, Maryland 21201. Mr. Krieger's principal occupation is a private investor.

          Restart, Restart II, Restart III, Restart IV and Restart V are Delaware limited partnerships having their principal address at 10 East 50th Street, New York, New York 10022. The principal business of Restart, Restart II, Restart III, Restart IV and Restart V is to invest in securities of financially troubled companies.

          The general partner of Restart is Prime Group, L.P. ("Prime
Group"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime Group is to act as the general partner of Restart. The general partner of Prime Group is Prime, Inc., a Delaware corporation ("Prime"), having its principal office at 10 East 50th Street, New York, New York 10022. The principal business of Prime is to act as general partner of Prime Group, Prime II, Prime III, Prime IV and Prime V (as discussed below). Morgens is the Chairman of the Board of Directors and the Secretary of Prime. Waterfall is the President of Prime and is also a Director. All of the information concerning Morgens and Waterfall is set forth below.

          The general partner of Restart II is Prime Group II, L.P. ("Prime II"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime II is to act as the general partner of Restart II. The general partner of Prime II is Prime. All of the information concerning Prime is set forth above.

          The general partner of Restart III is Prime Group III, L.P.
("Prime III"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime III is to act as the general partner of Restart III. The general partner of Prime III is Prime. All of the information concerning Prime is set forth above.

          The general partner of Restart IV is Prime Group IV, L.P. ("Prime IV"), a Delaware limited partnership, having its principal

Darling International, Inc.                                 Page 20 of 27 Pages
Schedule 13D                                                 September 18, 1994



address at 10 East 50th Street, New York, New York 10022. The principal business of Prime IV is to act as the general partner of Restart IV. The general partner of Prime IV is Prime. All of the information concerning Prime is set forth above.

          The general partner of Restart V is Prime Group V, L.P. ("Prime
V"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime V is to act as the general partner of Restart V. The general partner of Prime V is Prime. All of the information concerning Prime is set forth above.

          MWV Plan is a trust established in 1994 for the benefit of the employees of Morgens Waterfall. The trustees of MWV Plan are David Ericson, Dan Levinson, Morgens, John Raphael and Stephan Yost, all of whom are employees of Morgens Waterfall. MWV Plan's principal address is 10 East 50th Street, New York, New York 10022.

          Morgens Waterfall is a New York corporation having its principal address at 10 East 50th Street, New York, New York 10022. The business of Morgens Waterfall is rendering of financial services and as such it provides discretionary investment advisory services pursuant to contracts with MWV and Betje. In addition, Morgens Waterfall provides discretionary investment advisory services to the Common Fund and in that capacity has been granted investment authority over the Common Fund to vote securities registered in the name of the Common Fund. Under the rules promulgated by the Securities and Exchange Commission, Morgens Waterfall and its principals may be considered "beneficial owners" of securities acquired by MWV, Betje and the Common Fund as a result of its advisory relationship to MWV, Betje and the Common Fund.

          Morgens is the Chairman of the Board of Directors and the Secretary of Morgens Waterfall. Waterfall is the President and Assistant Secretary of Morgens Waterfall and is also a Director. Morgens Waterfall has no other officers and directors. The primary occupations of Morgens and Waterfall are to act as the principals in the business of Morgens Waterfall. The business address of Morgens and Waterfall, each of whom is a United States citizen, is at the office of Morgens Waterfall at 10 East 50th Street, New York, New York 10022. Waterfall is also a Director of the Issuer.

          During the past five years, none of the persons described in this
Item 2 have been convicted in a criminal proceeding. None of such persons is, and during the past five years none has been, subject to a judgment, decree or final order enjoining future

Darling International, Inc.                                 Page 21 of 27 Pages
Schedule 13D                                                 September 18, 1994


violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
- -------   --------------------------------------------------

          The Common Stock held by the Restart V as reported in this Amendment was purchased in a privately negotiated purchase. The source of the payments by Restart V was working capital, and no part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.   Purpose of Transaction.
- -------   -----------------------

          The Common Stock was acquired by Restart V in a privately negotiated purchase in the ordinary course of business, solely as an investment. Although the Reporting Persons may be deemed to have control of the Issuer by virtue of their ownership of over 47% of the outstanding shares of Common Stock, assuming exercise of the Options, at present they (i) have no plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of
Schedule 13D and (ii) are relying on the Issuer's board of directors and management to develop a strategy to enhance the value of shareholder investment in the Issuer. The Reporting Persons reserve the right to buy additional securities of the Issuer or sell securities of the Issuer from time to time.

Item 5.   Interest in Securities of the Issuer.
- -------   -------------------------------------

          (a) and (b) The following is the amount of Common Stock, and Options that are beneficially owned by each Reporting Person:

Darling International, Inc.                                 Page 22 of 27 Pages
Schedule 13D                                                 September 18, 1994


                                                                     Percentage
Name               # of Shares        # of Options         Total       of Class
- ----               -----------        ------------         -----      ---------

MWV                     59,243            1,540            60,783        1.2
Betje                   29,610              774            30,384         .6
MWIP                    75,391            2,338            77,729        1.5
Phoenix                 84,814            2,166            86,980        1.7
Restart                452,891           14,049           466,940        9.0
Restart II             664,719           20,620           685,339       13.3
Restart III            467,479           14,500           481,979        9.3
Restart IV             291,094            9,029           300,123        5.8
Restart V               50,000                0            50,000        1.0
Common Fund            142,613            4,424           147,037        2.8
MWV Plan                22,813              560            23,373         .5
Waterfall                    0           17,000            17,000         .3
                     ---------        ---------         ---------       ----
   Total             2,340,667           87,000         2,427,667       47.1


          Phaeton does not directly own any of the Common Stock or Options. Phaeton may be deemed to indirectly beneficially own 60,783 shares of Common Stock, assuming exercise of the Options, by virtue of its 100% ownership of MWV.

          Morgens Waterfall does not directly own any of the Common Stock or Options. Morgens Waterfall may be deemed to indirectly beneficially own 238,204 shares of Common Stock, assuming exercise of the Options, by virtue of contracts with MWV (60,783 shares), Common Fund (147,037 shares) and Betje (30,384 shares) pursuant to which Morgens Waterfall provides discretionary investment advisory services.

          Waterfall directly owns Options for 17,000 shares granted pursuant to the Issuer's Non-Employee Director's Stock Option Plan. Waterfall may be deemed to indirectly beneficially own 2,387,294 shares of Common Stock, assuming exercise of the Options, by virtue of his positions as general partner of Phoenix (86,980 shares) and MWIP (77,729 shares); as President, Assistant Secretary and a Director of Morgens Waterfall (238,204 shares); as President and a Director of Prime, as general partner of each of Prime Group, Prime II, Prime III, Prime IV and Prime V, as general partners of Restart (466,940 shares), Restart II (685,339 shares), Restart III (481,979 shares), Restart IV (300,123 shares) and Restart V (50,000 shares) respectively.

          Morgens does not directly own any of the Common Stock or Options. Morgens may be deemed to indirectly beneficially own 2,410,667 shares of Common Stock, assuming exercise of the Options,

Darling International, Inc.                                 Page 23 of 27 Pages
Schedule 13D                                                 September 18, 1994


by virtue of his positions as general partner of Phoenix (86,980 shares) and MWIP (77,729 shares); as Chairman of the Board of Directors and Secretary of Morgens Waterfall (238,204 shares); as Chairman of the Board of Directors and Secretary of Prime, as general partner of each of Prime Group, Prime II, Prime III, Prime IV and Prime V, as general partners of Restart (466,940 shares), Restart II (685,339 shares), Restart III (481,979 shares), Restart IV (300,123 shares) and Restart V (50,000 shares), respectively; and as trustee of MWV Plan (23,373 shares).

          Each Reporting Person hereby disclaims that it has any beneficial interest in the securities owned, directly or indirectly, by any other entity.

          (c) The following is a list of all transactions involving the Common Stock and Options during the past 60 days by any of the Reporting Persons:

                                             Common Stock
    Name             Date                    sold/purchased       Price/Share
    ----             ----                    --------------       -----------

Restart V           9/11/96                 50,000 purchased        $27.00


          (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or Options.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships
- -------   with Respect to the Securities of the Issuer.
          --------------------------------------------------------

          Except to the extent described in Items 2 and 5, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.
- -------   ---------------------------------

EXHIBIT A     Power of Attorney, dated December 15, 1993 granted to
              Messrs. Morgens and Waterfall by the following parties:
              Mr. Bruce Waterfall; Phoenix Partners; Morgens
              Waterfall Income Partners; Betje Partners; Phaeton
              International N.V.; Morgens, Waterfall, Vintiadis
              Investments N.V.; The Common Fund for Non-Profit

Darling International, Inc.                                 Page 24 of 27 Pages
Schedule 13D                                                 September 18, 1994


              Organizations; Morgens Waterfall Vintiadis & Company, Inc.; Restart Partners, L.P.; Restart Partners II, L.P.; Restart Partners III, L.P.; Restart Partners IV, L.P.; Morgens Waterfall, Vintiadis & Co., Inc. Employees' Profit Sharing Plan; and Mr. Edwin Morgens, for the specific purpose of executing on their behalf any Schedule 13Ds and amendments thereto for filing with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f) (incorporated by reference to Exhibit A of Amendment No. 2 to Schedule 13D filed on December 22, 1993 by Phoenix Partners; Betje Partners; Phaeton International N.V.; Morgens, Waterfall, Vintiadis Investments N.V.; Morgens Waterfall Vintiadis & Company, Inc.; Edwin H. Morgens; and Bruce Waterfall with respect to the common stock, par value $.01 per share, of Sudbury, Inc.).

EXHIBIT B     Power of Attorney, dated September 18, 1996 granted to Messrs.
              Morgens and Waterfall by Restart V, L.P.

Darling International, Inc.                                 Page 25 of 27 Pages
Schedule 13D                                                 September 18, 1994


                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.


Dated:  September 18, 1996                The Reporting Persons listed herein


                                          By:   /s/ Bruce Waterfall
                                             --------------------------------
                                          Bruce Waterfall, as attorney-in-fact
                                          for each of the Reporting Persons

Darling International, Inc.                                 Page 26 of 27 Pages
Schedule 13D                                                 September 18, 1994


                                  EXHIBIT INDEX

                                                                Page No.
                                                                --------

Exhibit A             Power of Attorney                       Incorporated by
                                                              Reference

Exhibit B             Power of Attorney                            27

Darling International, Inc.                                 Page 27 of 27 Pages
Schedule 13D                                                 September 18, 1994



                                POWER OF ATTORNEY

          The undersigned hereby agrees to appoint Edwin H. Morgens and Bruce Waterfall each with full power of substitution, as its attorney-in-fact for the specific purpose of executing on its behalf any Schedule 13Ds and amendments thereto for filing with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f).

          IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be duly executed as of September 18, 1996.


                                    RESTART PARTNERS V, L.P.

                                    BY: PRIME GROUP V, L.P.,
                                    as general partner

                                    BY: PRIME, INC.,
                                    as general partner



                                    By:   /s/ Bruce Waterfall
                                       -------------------------------------
                                          Bruce Waterfall, as agent